SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 1-12716

A. Full title of the plan and address of the plans, if different from that of the issuer named below:

EMPLOYEE SAVINGS PLAN OF

KOPPERS INDUSTRIES, INC. AND SUBSIDIARIES

AND

KOPPERS INDUSTRIES, INC.

SAVINGS PLAN FOR UNION HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive offices:

KOPPERS INC.

436 Seventh Avenue

Pittsburgh, Pennsylvania 15219-1800

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

The Pension Plan Committee

Koppers Inc.

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

May 27, 2004

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments at fair value:
Putnam Income Fund	$1,449,675	$1,545,360
Putnam Voyager Fund	4,231,207	3,337,383
Putnam New Opportunities Fund	3,992,545	2,778,574
Putnam Asset Allocation: Growth Portfolio	1,778,102	1,354,779
Putnam Asset Allocation: Balanced Portfolio	2,552,890	2,177,847
Putnam Asset Allocation: Conservative Portfolio	841,550	919,860
Putnam S&P 500 Index Fund	7,723,329	5,981,881
Putnam International Equity Fund	1,745,258	1,439,363
Putnam New Value Fund	1,300,554	1,003,159
Putnam Stable Value Fund	16,709,337	12,777,923
Neuberger Berman Genesis Fund	1,192,386	408,112
The George Putnam Fund of Boston	221,762	160,363
Company Stock Fund	—	5,142,286
Participant loans	1,026,715	1,109,795

Total investments	44,765,310	40,136,685

Employer contribution receivable	60,341	58,897
Employee contributions receivable	144,654	128,578

Net assets available for benefits	$44,970,305	$40,324,160

See accompanying notes.

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net realized/unrealized appreciation in fair value of investments	$5,308,294
Interest and dividends	1,002,234

6,310,528
Contributions:
Employer	656,088
Employee	1,710,677

2,366,765

Total additions	8,677,293

Investment fees	(7,331)
Benefit payments	(4,023,817)

Net increase in assets available	4,646,145

Net assets available for benefits at beginning of year	40,324,160

Net assets available for benefits at end of year	$44,970,305

See accompanying notes.

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

Notes to Financial Statements

December 31, 2003

1. Summary of Accounting Policies

Description of the Plan

The Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries (the Plan) is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature. The Plan was implemented on January 1, 1989 upon the formation of Koppers Inc. (the Company, formerly Koppers Industries, Inc.). The Plan was amended and restated as of January 1, 2003 to comply with statutory requirements. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Substantially all nonunion employees are eligible to become participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee contributions can range from 1% to 20% of annual compensation subject to Internal Revenue Code limitations. The Company matches 50% of the first six percent of employee compensation contributed. The Company may, at the Board of Directors’ discretion, contribute an additional amount to the Plan (Discretionary Contribution). No Discretionary Contribution was made for the years ended December 31, 2003 and 2002. The Plan allows participants to direct their contributions and contributions made on their behalf to any of the investment options provided by the Plan. The Company pays certain administrative expenses of the Plan.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1. Summary of Accounting Policies (continued)

Investment in Company Stock Fund

Effective July 1, 2002 and May 19, 2003, terminated and active employees, respectively, are no longer permitted to maintain an investment in the Company Stock Fund. On July 1, 2002 and May 19, 2003, all Company Stock Fund shares of terminated and active participants were redeemed at $25.15 and $29.00 per share, respectively, and reinvested in the Stable Value Fund. On May 19, 2003 the Company Stock Fund was eliminated as an investment option.

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, or permanent disability.

If employment is terminated for any reason other than retirement, death, or permanent disability, a participant is entitled to receive 100% of employee contributions, employer matching contributions, and rollover contributions. The vested value of any Company Discretionary Contributions is determined in accordance with the following schedule:

Years of Service	Vested Interest
Less than five years	0%
Five years or more	100%

Generally, amounts forfeited by participants upon termination are used to reduce the amount of future employer contributions to the Plan.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods subject to certain limitations:

•	one lump-sum payment in cash; or

•	payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant’s vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant’s nonforfeitable interest in the Plan is pledged as collateral for the loan.

1. Summary of Accounting Policies (continued)

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Inc. common stock previously included in the Company Stock Fund were valued at estimated fair value by the Board of Directors based in part upon an independent valuation obtained by management. The participant loans are valued at their outstanding balances, which approximate fair value.

Forfeitures

At December 31, 2003 and 2002, the balances in the forfeiture accounts were $4,546 and $2,118, respectively.

2. Investments

The net appreciation in investments by investment type is summarized as follows:

Net Changes in Fair Value
Year ended December 31, 2003
Investments at fair value as determined by quoted market prices:
Registered investment companies	$3,604,516
Common collective trusts	1,703,778

$5,308,294

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Party-in-Interest

At December 31, 2002, the Plan held 177,320 shares of Koppers Inc. common stock with a value of $5,142,286.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Employee Savings Plan of

Koppers Industries, Inc. and Subsidiaries

EIN 25-1588399 Plan Number 001

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2003

Shares	Asset Description	Current Value
215,085	*Putnam Income Fund	$1,449,675
266,953	*Putnam Voyager Fund	4,231,207
105,847	*Putnam New Opportunities Fund	3,992,545
176,926	*Putnam Asset Allocation: Growth Portfolio	1,778,102
258,651	*Putnam Asset Allocation: Balanced Portfolio	2,552,890
95,198	*Putnam Asset Allocation: Conservative Portfolio	841,550
278,018	*Putnam S&P 500 Index Fund	7,723,329
84,475	*Putnam International Growth Fund	1,745,258
82,943	*Putnam New Value Fund	1,300,554
16,709,337	*Putnam Stable Value Fund	16,709,337
46,074	*Neuberger Berman Genesis Fund	1,192,386
13,060	*The George Putnam Fund of Boston	221,762
N/A	*Participant loans—5.75% to 12.75%	1,026,715

		$44,765,310

*	Party-in-interest

Report of Independent Registered Public Accounting Firm

The Pension Plan Committee

Koppers Inc.

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Koppers Industries, Inc. Savings Plan for Union Hourly Employees as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

May 27, 2004

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments at fair value:
Putnam Income Fund	$321,422	$200,070
Putnam Voyager Fund	680,939	456,723
Putnam New Opportunities Fund	700,885	415,455
Putnam Asset Allocation: Growth Portfolio	381,875	244,278
Putnam Asset Allocation: Balanced Portfolio	442,543	294,810
Putnam Asset Allocation: Conservative Portfolio	162,787	108,946
Putnam S&P 500 Index Fund	924,705	599,996
Putnam International Growth Fund	253,844	150,372
Putnam New Value Fund	171,683	102,448
Putnam Stable Value Fund	1,291,437	839,404
Neuberger Berman Genesis Fund	88,612	27,426
The George Putnam Fund of Boston	52,420	11,496
Company Stock Fund	—	154,842
Participant loans	215,948	155,708

Total investments	5,689,100	3,761,974
Employer contribution receivable	38,772	28,021
Employee contributions receivable	109,359	83,815

Net assets available for benefits	$5,837,231	$3,873,810

See accompanying notes.

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Net realized/unrealized appreciation in fair value of investments	$735,212
Interest and dividends	99,019

834,231
Contributions:
Employer	324,715
Employee	999,133

1,323,848

Total additions	2,158,079

Investment fees	(4,050)
Benefit payments	(190,608)

Net increase in assets available	1,963,421
Net assets available for benefits at beginning of year	3,873,810

Net assets available for benefits at end of year	$5,837,231

See accompanying notes.

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

Notes to Financial Statements

December 31, 2003

1. Summary of Accounting Policies

Description of the Plan

The Koppers Industries, Inc. Savings Plan for Union Hourly Employees (the Plan) was amended and restated as of January 1, 2003 to comply with statutory requirements and is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature.

Collective-bargaining employees of Koppers Inc. (the Company) are eligible to participate in the Plan once eligibility requirements are met. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Contributions

Employee contributions can range from 1% to 20% of annual compensation subject to Internal Revenue Code limitations. Matching contributions vary based on the plant location of the participant. The Plan allows participants to direct their contributions and contributions made on their behalf to any of the investment options provided by the Plan. The Company pays certain administrative expenses of the Plan.

Rollover Contributions

Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

1. Summary of Accounting Policies (continued)

Investment in Company Stock Fund

Effective July 1, 2002 and May 19, 2003, terminated and active employees, respectively, are no longer permitted to maintain an investment in the Company Stock Fund. On July 1, 2002 and May 19, 2003, all Company Stock Fund shares of terminated and active participants were redeemed at $25.15 and $29.00 per share, respectively, and reinvested in the Stable Value Fund. On May 19, 2003 the Company Stock Fund was eliminated as an investment option.

Vesting

Participants are 100% vested in the value of all contributions upon retirement, death, involuntary termination, or permanent disability.

Participant Distributions

At the election of the participant, distributions may be paid using one or more of the following methods:

•	Lump-sum payment; or

•	payments over a certain period in monthly, quarterly, semiannual, or annual cash installments.

Loans to Participants

A participant may borrow money from the Plan in amounts up to 50% of the participant’s vested account balance up to $50,000. All loans are at a rate of interest equal to prime plus 1%. The participant’s nonforfeitable interest in the Plan is pledged as collateral for the loan.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation

Mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of Koppers Inc. common stock previously included in the Company Stock Fund were valued at estimated fair value by the Board of Directors, based in part upon an independent valuation obtained by management. Participant loans are valued at their outstanding balances, which approximate fair value.

2. Investments

The net appreciation in investments by investment type is summarized as follows:

Net Changes in Fair Value
Year ended December 31, 2003
Investments at fair value as determined by quoted market prices:
Registered investment companies	$543,783
Common collective trust	191,429

$735,212

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to the provisions of applicable collective bargaining agreements. In the event of plan termination, the interests of all affected participants will become fully vested.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5. Party-in-Interest

At December 31, 2002, the Plan held 5,339 shares of Koppers Inc. common stock with a value of $154,842.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Koppers Industries, Inc.

Savings Plan for Union Hourly Employees

EIN 25-1588399 Plan Number 004

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Shares	Asset Description	Current Value
47,689	*Putnam Income Fund	$321,422
42,961	*Putnam Voyager Fund	680,939
18,581	*Putnam New Opportunities Fund	700,885
37,998	*Putnam Asset Allocation: Growth Portfolio	381,875
44,837	*Putnam Asset Allocation: Balanced Portfolio	442,543
18,415	*Putnam Asset Allocation: Conservative Portfolio	162,787
33,287	*Putnam S&P 500 Index Fund	924,705
12,287	*Putnam International Growth Fund	253,844
10,949	*Putnam New Value Fund	171,683
1,291,437	*Putnam Stable Value Fund	1,291,437
3,424	*Neuberger Berman Genesis Fund	88,612
3,087	*The George Putnam Fund of Boston	52,420
N/A	*Participant loans—5.25% to 9.50%	215,948

		$5,689,100

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee for the Employee Savings Plan of Koppers Industries, Inc. and Subsidiaries and Koppers Industries, Inc. Savings Plan for Union Hourly Employees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMPLOYEE SAVINGS PLAN OF KOPPERS INDUSTRIES, INC. AND SUBSIDIARIES AND KOPPERS INDUSTRIES, INC. SAVINGS PLAN FOR UNION HOURLY EMPLOYEES

Date: June 25, 2004	By:	/s/ S.R. Lacy
S.R. Lacy, Chairman